UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

(Amendment No. 8)

Tangoe, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

87582Y108

(CUSIP Number)

Behdad Eghbali Clearlake Capital Partners IV Finance, L.P. c/o Clearlake Capital Group, L.P. 233 Wilshire Blvd, Suite 800 Santa Monica, California 90401 (310) 400-8800	copies to: Mehdi Khodadad Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87582Y108	13D	Page 2 of 10 Pages

1.	Name of reporting person Clearlake Capital Partners IV Finance, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 9,866,848*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,902,797
11.	Aggregate amount beneficially owned by each reporting person 9,866,848*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.02%
14.	Type of reporting person (see instructions) PN

CUSIP NO. 87582Y108	13D	Page 3 of 10 Pages

1.	Name of reporting person Clearlake Capital Partners IV GP, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 9,866,848*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,902,797
11.	Aggregate amount beneficially owned by each reporting person 9,866,848*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.02%
14.	Type of reporting person (see instructions) PN

CUSIP NO. 87582Y108	13D	Page 4 of 10 Pages

1.	Name of reporting person Clearlake Capital Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 9,866,848*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,902,797
11.	Aggregate amount beneficially owned by each reporting person 9,866,848*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.02%
14.	Type of reporting person (see instructions) OO

CUSIP NO. 87582Y108	13D	Page 5 of 10 Pages

1.	Name of reporting person CCG Operations, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 9,866,848*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,902,797
11.	Aggregate amount beneficially owned by each reporting person 9,866,848*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.02%
14.	Type of reporting person (see instructions) OO

CUSIP NO. 87582Y108	13D	Page 6 of 10 Pages

1.	Name of reporting person Behdad Eghbali
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 9,866,848*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,902,797
11.	Aggregate amount beneficially owned by each reporting person 9,866,848*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.02%
14.	Type of reporting person (see instructions) IN

CUSIP NO. 87582Y108	13D	Page 7 of 10 Pages

1.	Name of reporting person José E. Feliciano
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 9,866,848*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,902,797
11.	Aggregate amount beneficially owned by each reporting person 9,866,848*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.02%
14.	Type of reporting person (see instructions) IN

*	See Item 5.

CUSIP NO. 87582Y108	13D	Page 8 of 10 Pages

This Amendment No. 8 to Schedule 13D is being filed by Clearlake Capital Partners IV Finance, L.P., Clearlake Capital Partners IV GP, L.P., Clearlake Capital Partners, LLC, CCG Operations, LLC (such entities together, the “Clearlake Entities”), Behdad Eghbali and José E. Feliciano (the Clearlake Entities together with Messrs. Eghbali and Feliciano, the “Reporting Persons”), pursuant to §240.13d-2(a), to amend the Schedule 13D filed by the Reporting Persons on November 30, 2015 (the “Initial Schedule 13D”), as amended by Amendment No. 1 thereto filed by the Reporting Persons on December 15, 2015, by Amendment No. 2 thereto filed by the Reporting Persons on January 11, 2016, by Amendment No. 3 thereto filed by the Reporting Persons on January 20, 2016, by Amendment No. 4 thereto filed by the Reporting Persons on March 22, 2016, by Amendment No. 5 thereto filed by the Reporting Persons on April 14, 2016, by Amendment No. 6 thereto filed by the Reporting Persons on June 24, 2016, and by Amendment No. 7 thereto filed by the Reporting Persons on September 9, 2016 (the Initial Schedule 13D together with such amendments, the “Schedule 13D”), relating to the Common Stock, $0.0001 par value per share, of Tangoe, Inc. Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by the addition of the following:

Vector Capital IV, L.P., Vector Capital Partners IV, L.P., Vector Entrepreneur Fund III, L.P., Vector Capital Partners III, L.P., Vector Capital, L.L.C. and Alexander R. Slusky (collectively, the “Vector Entities”) are jointly filing a separate amendment to such parties’ existing Schedule 13D on the date hereof (the “Vector 13D”) reporting beneficial ownership of shares of common stock, par value $0.0001 per share, of the Company (“Company Shares”). The Reporting Persons may be deemed members of a “group” (within the meaning of Rule 13d-5 under the Act) with the Vector Entities.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On January 2, 2017, Clearlake Capital Group, L.P. (an affiliate of the Clearlake Entities) and Vector Capital Management, L.P. (an affiliate of the Vector Entities) submitted a non-binding indication of interest (the “IOI”) to the Company pursuant to which the Clearlake Entities and the Vector Entities proposed to acquire all of the issued and outstanding Company Shares, other than the Company Shares held by the Reporting Persons and the Vector Entities, for $7.00 per share. A copy of the IOI is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the IOI are qualified in their entirety by reference to the IOI filed herewith.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended by the addition of the following:

vii. The disclosure in this Amendment No. 8 assumes that the Vector Entities own, in aggregate, 3,964,051 Company Shares, which is the number of Company Shares the Vector Entities disclosed they owned, in aggregate, in the Vector 13D. The Reporting Persons may be deemed members of a “group” (within the meaning of Rule 13d-5 under the Act) with the Vector Entities, and as a result each of the Reporting Persons may have shared voting power over the Company Shares owned by the Vector Entities.

CUSIP NO. 87582Y108	13D	Page 9 of 10 Pages

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description of Exhibit

3.	Non-Binding Preliminary Indication of Interest, dated as of January 2, 2017, from Clearlake Capital Group, L.P. and Vector Capital Management, L.P.

CUSIP NO. 87582Y108	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2017

Clearlake Capital Partners IV Finance, L.P.

By:	Clearlake Capital Partners IV GP, L.P., its general partner
By:	Clearlake Capital Partners, LLC, its general partner

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Co-President

Clearlake Capital Partners IV GP, L.P.

By:	Clearlake Capital Partners, LLC, its general partner

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Co-President

Clearlake Capital Partners, LLC

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Co-President

CCG Operations, LLC

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Manager

/s/ Behdad Eghbali
Behdad Eghbali

/s/ José E. Feliciano
José E. Feliciano